

June 26, 2014

<u>Via E-Mail</u>
Mr. C. Stephen Guyer
Chief Financial Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

Re: **Colorado Goldfields Inc.**
        Form 10-K for Fiscal Year Ended August 31, 2013
        Filed December 16, 2013
        File No. 000-51718

Dear Mr. Guyer:

        We have received your response to our comments in your correspondence dated June 23, 2014 and have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending August 31, 2013 filed December 16, 2013

1.   We have reviewed your proposed draft disclosure as requested by our original comments 1 through 6. These comments requested a description of your mineral rights, property descriptions, location maps, exploration plans, permitting requirements, and any environmental issues related to previous mining activities. We re-issue comments 1 through 6. Please provide the requested disclosure for your King Solomon, Payday, and

Rage properties. In addition please remove your resource disclosure from your Silver Wing and Champion property descriptions along with your capital and operating cost estimates.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director